Suite 920 - 475 West Georgia Street Tel: 1-604-689-7317 Vancouver, BC, Canada V6B 4M9 Fax: 1 604-688-0094

FOR IMMEDIATE RELEASE

LUNA ACQUIRES A NEW HIGH-LEVEL EPITHERMAL TARGET IN NEVADA

Vancouver, July 18th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) ("Luna" or the "Company") reports that it signed a Letter Agreement ("Agreement") to acquire a 100% interest in the Anchor claims (the "Property") in western Nevada.

The Property is located approximately 30 miles south of Hawthorne, in the Anchorite Hills of the Walker Lane district and is easily accessible from the paved Nevada Highway 31 and two dirt roads. The Property is on Federal Land administered by the Toiyabe National Forest.

The Anchor Property consists of 16 lode claims covering a fault-bounded window comprised of sedimentary rocks of the Triassic Lunning Formation (limestone, mudstone, and argillite) surrounded by Tertiary volcanic cover. The Property is located near the intersection of the ENE trending structures of the Excelsior Trend and the NW trending structures of Walker Lane.

Except for minor prospecting, the property has had no previous work. Despite this, an area (300 m by 150 m) of intensely altered and brecciated rocks has been identified. Of the 78 rock samples collected previously, 21 have returned values greater than 0.1 g/t, with the best being 2.26 g/t. This sample was one of a five sample composite that made up a 5 m continuous chip sample which averaged 1.4 g/t. Luna Gold collected 7 grab samples during a recent site visit. Two samples returned values greater than 0.5 g/t Au and three samples had greater than 5.0 g/t Ag; all samples had high As, Ba, and Sb. The mineralization, alteration, and elevated trace elements are similar to the Santa Fe deposit, which is 45 miles to the northeast of the Property, along the Excelsior Trend. Santa Fe produced 345,000 oz of Au from 1989 to 1995 at 0.037 oz/t.

The Agreement requires that Luna pay US$ one million and perform US$ one million of work, both over seven years. The payment required in the first year is US$ 5,000 and the work commitment is US$ 25,000. The Property will be subject to a 2% NSR, which Luna can reduce to 1% with a payment of US$ one million.

In keeping with its low-cost, low-risk strategy, Luna intends to undertake preliminary fieldwork on the Property with the intent of bringing in a joint venture partner to drill test the targets.

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

"Tim Searcy"
Tim Searcy, P. Geo. - President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

Regulatory Footnotes
All of Luna's exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo.. Mr. Searcy, the President and CEO of Luna Gold, is Luna's qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.